Exhibit 99.1

Brookfield Asset Management Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2011 Second Quarter Results as well as the Shareholders’ Letter, Supplemental Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2011 Second Quarter Results conference call can be accessed via webcast on August 10, 2011 at 10:30 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:30 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES
OPERATING RESULTS FOR THE SECOND QUARTER OF 2011

TORONTO, August 10, 2011 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM) today announced its financial results for the quarter ended June 30, 2011. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three months ended June 30		Six months ended June 30
US$ millions (except per share amounts)	2011	2010	2011	2010

Net Income
– total	$1,428	$373	$1,998	$782
– for Brookfield shareholders	838	89	1,116	253

Cash flow from operations
– total	$829	$645	$1,342	$1,226
– for Brookfield shareholders	342	327	573	693

Per share
Net income	$1.26	$0.12	$1.67	$0.37
Cash flow from operations	0.50	0.53	0.83	1.13

“Performance is strong at virtually all of our operations, and we are taking advantage of numerous opportunities to increase our cash flow by investing in both organic expansion initiatives and disciplined acquisitions,” commented Bruce Flatt, CEO of Brookfield.

Highlights

•
Operating cash flow was $829 million on a consolidated basis, of which $342 million ($0.50 per share) accrued to Brookfield shareholders, representing meaningful growth over 2010 on a comparable basis.

•	We increased tangible net asset values by $1.1 billion during the quarter, resulting in a total return of $1.68 per share.

1 |  Brookfield Asset Management Inc. – 2011 Q2 Results

Total return reflects the cash flow generated within the business and increases in the net tangible value of our assets. We distributed $0.13 per share as dividends and the balance will continue to compound in the business.

•	We continued to expand our asset management franchise as measured by third party capital under management, base management fees and performance-based returns.

We will be fundraising for seven funds seeking total third party commitments of more than $4 billion. Base management fees totalled $47 million compared to $37 million in the 2010 quarter and we added $95 million of unrealized performance-based income. Capital under management for others increased by $1.4 billion during the quarter to $53.4 billion.

•	We completed $4.7 billion of capital raising initiatives in the second quarter of 2011, bringing the total to $16.0 billion for 2011.

We continue to accelerate refinancing initiatives to take advantage of the current low interest rate environment and extend our maturity profile. These activities enhanced our liquidity, refinanced near-term maturities and funded new investment initiatives. This included the virtual completion of the refinancing of our U.S. Office Fund portfolio debt. Our core liquidity at June 30, 2011 stood at $4.3 billion, consistent with levels at the end of the first quarter.

•	Our operating teams completed a number of important initiatives to increase the values and cash flows of our assets.

We acquired assets with a total value of $2.0 billion, which enabled us to invest $1.6 billion of capital, to expand our asset base and cash flows across all of our operating segments. This includes the acquisition of a 30 megawatt hydroelectric facility in Brazil for R$300 million, the purchase of three office properties in New York, Melbourne and Perth and the sale of an office property in Houston. We signed 1.7 million square feet of new commercial office leases bringing the year-to-date total to 4.6 million square feet, and have a further 7 million square feet in serious discussions, benefitting from continued improvement in most of our major markets. We completed the spin-off of our North American residential businesses, which raised $180 million of equity capital from investors, and our Brazilian residential businesses completed R$746 million of launches and contracted sales of R$1,088 million, reflecting continued growth in this market.

•	We are working on a number of attractive growth opportunities, including expansion of our existing operations and potential acquisitions.

We completed a major long-term contract that will enable us to commence a nearly A$500 million expansion in our Western Australian rail lines and are also pursuing an expansion of our coal terminal in Eastern Australia. We are well advanced towards commencing construction of a $750 million transmission line in Texas and have a number of capital projects in our South American transmission and UK connections businesses.

In our renewable power business, we have eight projects in advanced stages of development with an estimated cost of $1.4 billion that will have approximately 500 megawatts of installed capacity and annual expected generation of 1,500 gigawatt hours. Commercial office development activities are focused on six projects comprising nine million square feet and a total value of approximately $7 billion. Our U.S. retail operations recently announced a plan to spin-off a portfolio of 30 non-core retail malls in order to focus on its core fortress mall portfolio.

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Basis of Presentation

This news release and accompanying financial statements make reference to cash flow from operations, invested capital and intrinsic value.

Cash flow from operations is defined as net income prior to fair value changes, depreciation and amortization, and future income taxes and includes certain disposition gains that are not otherwise included in net income as determined under IFRS, and after deducting the associated interests of non-controlling shareholders. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

Invested capital represents the capital invested by the company in its operations on a segmented basis, net of the underlying liabilities and non-controlling interests. These balances are derived from the company’s IFRS balance sheets and adjusted to exclude deferred income taxes and to include adjustments to reflect the fair value of assets and liabilities that are carried at historical book values or otherwise not recognized in the company’s IFRS balance sheets. Common equity on this basis is referred to as net tangible asset value.

Intrinsic value includes net tangible asset value, as represented by its invested capital, as well as the value attributed to the company’s asset management franchise. Asset management franchise value represents management’s estimate of the value attributable to the company’s asset management activities that is not otherwise included in net tangible asset value, based on current capital under management, associated fee arrangements, and potential growth.

Cash flow from operations, invested capital and intrinsic value per share are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The company provides additional information on the determination of cash flow from operations, invested capital and intrinsic value and a reconciliation between cash flow from operations and net income attributable to Brookfield shareholders and invested capital and intrinsic value and common equity in the Supplemental Information available at www.brookfield.com.

Intrinsic Value

The intrinsic value of Brookfield’s common equity was $39.31 per share at June 30, 2011. This includes net tangible asset value of $33.26 per share and $6.05 per share related to the company’s asset management franchise. Please see page 5 of this release for further information on the company’s intrinsic value.

Dividend Declaration

The Board of Directors declared a dividend of US$0.13 per share, payable on November 30, 2011, to shareholders of record as at the close of business on November 1, 2011. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investors /Stock and Dividend Information.

Additional Information
The Letter to Shareholders and the company’s Supplemental Information for the quarter ended

June 30, 2011 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

The attached statements are based primarily on information that has been extracted from our unaudited financial statements for the quarter ended June 30, 2011, which have been prepared using International Financial Reporting Standards. The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

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* * * * *

Brookfield Asset Management Inc. is a global alternative asset manager with approximately
$150 billion in assets under management. We have over a 100-year history of owning and operating assets with a focus on real estate, infrastructure, power and private equity. We have a range of public and private investment products and services, which leverage our expertise and experience and provide us with a distinct competitive advantage in the markets where we operate. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of our web site at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “continue,” “expect,” “intend,” “believe,” derivations thereof and other expressions, including conditional verbs such as “may,” “will,” “could,” “would,” and “should,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to: our ability to increase our cash flow organically and through disciplined acquisitions; the fundraising for seven funds seeking total third party commitments of more than $4 billion over 2011 and 2012; our refinancing initiatives; our growth opportunities, including expansion of our existing operations, development activities and potential acquisitions; the spin-off of 30 non-core malls in our U.S. retail operations; and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; availability of new tenants to fill property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results are not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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STATEMENTS OF INVESTED CAPITAL AND INTRINSIC VALUE

(Unaudited)	June 30	December 31
US$ millions (except per share amounts)	2011	2010
Assets
Operating platforms
Renewable power generation	$7,879	$7,492
Commercial properties	9,613	6,909
Infrastructure	1,983	1,905
Development activities	3,594	3,184
Private equity and finance	1,930	2,155
Cash and financial assets	1,763	1,543
Other assets	715	919
Asset management and other services	1,943	1,800
	$29,420	$25,907

Liabilities
Corporate borrowings	$3,330	$2,905
Subsidiary borrowings	921	858
Other liabilities	1,512	1,556

Capitalization
Capital securities	695	669
Shareholders’ equity
Preferred equity	1,893	1,658
Common equity (net tangible asset value)	21,069	18,261
	23,657	20,588
	$29,420	$25,907

Intrinsic value per share
Net tangible asset value	$33.26	$30.96
Asset management franchise value	6.05	6.49
Intrinsic value	$39.31	$37.45

Notes:

The statements above differ from the company’s Consolidated Balance Sheets contained in its quarterly financial statements, which are prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Asset Management’s financial position and to refer to the company’s Financial Review and Supplemental Information, available at www.brookfield.com, which contains a full reconciliation between these two bases of presentation.

5 |  Brookfield Asset Management Inc. – 2011 Q2 Results

 CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)	Three months ended		Six months ended
For the period ended June 30 US$ millions (except per share amounts)	2011	2010	2011	2010
Total revenues	$4,136	$3,376	$7,719	$6,407

Asset management and other services	95	78	171	149
Revenues less direct operating costs
Renewable power generation	220	164	406	403
Commercial properties	383	300	693	579
Infrastructure	200	58	388	105
Development activities	83	112	135	182
Private equity and finance	151	104	220	178
Equity accounted income	173	121	350	236
Investment and other income	72	177	221	319
	1,377	1,114	2,584	2,151
Expenses
Interest	564	437	1,110	864
Operating costs	118	109	233	202
Current income taxes	21	25	54	46
Net income prior to other items	674	543	1,187	1,039
Other items
Fair value changes	1,088	(1)	1,370	127
Depreciation and amortization	(231)	(208)	(452)	(387)
Deferred income tax	(103)	39	(107)	3
Net income	$1,428	$373	$1,998	$782

Net income attributable to:
Brookfield shareholders	$838	$89	$1,116	$253
Non-controlling interests	590	284	882	529
	$1,428	$373	$1,998	$782

Net income per share
Diluted	$1.26	$0.12	$1.67	$0.37
Basic	$1.32	$0.12	$1.74	$0.38

Notes:

The foregoing table includes the results attributable to non-controlling interests whereas the corporation’s segmented operating results presented elsewhere do not

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RECONCILIATION OF NET INCOME TO CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended		Six months ended
For the period ended June 30 US$ millions	2011	2010	2011	2010
Net income attributable to Brookfield shareholders (see page 6)	$838	$89	$1,116	$253
Adjust for the following items1
Fair value changes	(768)	5	(924)	(58)
Depreciation and amortization	174	184	338	341
Deferred income tax	37	(53)	(21)	(30)
Attributable to Brookfield shareholders	281	225	509	506
Add: disposition and monetization gains2	61	102	64	187
Cash flow from operations	$342	$327	$573	$693

1.	Excludes amounts attributable to non-controlling interests
2.	Represents gains that are not recorded in net income

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